UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 001-35991

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Graña y Montero S.A.A.

Full name of Registrant

N/A

Former Name if Applicable

Av. Paseo de la República 4667

Address of Principal Executive Office (Street and Number)

Surquillo, Lima 34, Peru

City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Graña y Montero S.A.A. (the “Company”) is filing this Form 12b-25 because its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 was filed after the 5:30 p.m. Eastern Time deadline on April 30, 2019 due to coordination and review of final changes. The Annual Report on Form 20-F consequently will receive a filing date of May 1, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mónica Miloslavich	(511)	213-6565
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☐    No  ☒

The Company has been unable to provide separate financial statements of Gasoducto Sur Peruano S.A. (“GSP”) that are required by Rule 3-09 of Regulation S-X to be included in certain of the Company’s Annual Reports on Form 20-F. Under Rule 3-09, the Company is required to present financial statements of GSP as of December 31, 2015 and for the period from November 2, 2015 to December 31, 2015, as of and for the year ended December 31, 2016 and as of and for the year ended December 31, 2017, with the financial statements of GSP as of and for the year ended December 31, 2016 audited in accordance with the standards of the Public Company Accounting Oversight Board. It is currently impracticable for the Company to comply with this requirement, because the audit opinion that was issued with respect to GSP’s 2016 financial statements included a disclaimer, the Company’s loss of significant influence over GSP, and GSP’s limited management as the entity is in insolvency proceedings. Reference is made to the Report on Form 6-K furnished by the Company on October 30, 2018.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the Company’s consolidated financial statements for the year ended December 31, 2017 included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, the Company inadvertently presented the S/218.3 million (US$64.6 million) gain on the sale of GMD S.A. (“GMD”) under “Gain from the sale of investments” in error and, accordingly, the Company will restate its 2017 income statement and the related notes to reflect GMD as a discontinued operation in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Graña y Montero S.A.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2019	By:	/s/ Mónica Miloslavich
Name: Mónica Miloslavich
Title: Chief Financial Officer